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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                   GENSET S.A.
                            (Name of Subject Company)

                                  SERONO S.A.,
                           SERONO FRANCE HOLDING S.A.
                                       and
                                   SERONO B.V.
                       (Name of Filing Persons (Offerors))

              Ordinary Shares, nominal value of EUR 3.00 per share, including Shares represented by American Depositary Shares evidenced by
          American Depositary Receipts each American Depositary Share representing one-third of one Ordinary Share
                         (Title of Class of Securities)

                                    37244T104
                     (CUSIP Numbers of Class of Securities)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011 41 22 739 3113

                                    Copy to:


      Robert Bordeaux-Groult                         William A. Groll
Cleary, Gottlieb, Steen & Hamilton          Cleary, Gottlieb, Steen & Hamilton
     41, Avenue de Friedland              City Place House, 55 Basinghall Street
        75008 Paris, France                   London EC2V 5EH, United Kingdom
        011 33 1 40 74 68 00                        011 44 207 614 2200

                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                            Calculation of Filing Fee
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     Transaction Valuation*                          Amount of Filing Fee**
          $796,769.64                                        $64.46
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[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64.46             Filing Party:  Serono S.A., Serono
                                           France Holding S.A. & Serono B.V.
Form or Registration No.: Schedule TO      Date Filed:  May 15, 2003


                        --------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject      [X] going-private transaction subject
    to Rule 14d-1.                            to Rule 13e-3.
[ ] issuer tender offer subject to        [X] amendment to Schedule 13D under
    Rule 13e-4.                               Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 1 (this "Amendment") is the final amendment to the combined Schedule TO and Schedule 13E-3 of Serono S.A., Serono France Holding S.A. and Serono B.V. filed under cover of Schedule TO on May 15, 2003 (the "Combined Schedule"). This Amendment also constitutes Amendment No. 6 to the
Schedule 13D of Serono S.A. and Serono France Holding S.A., as previously amended (the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the U.S. Offer to Purchase (previously filed as Exhibit 99(a)(1) hereto).

Item 8 (Schedule TO) and Item 5 (Schedule 13D). Interest in Securities of the Subject Company.

         The offer period expired at 12:00 noon, New York City time, on Friday, June 13, 2003. Serono France accepted all Shares, including Shares represented by ADSs, tendered and has made arrangements for payment therefor. Following the expiration of the offer, Serono France acquired all remaining Shares (including those represented by ADSs) in the previously disclosed squeeze-out. As a result of the squeeze-out, all holders of Shares and ADSs ceased, automatically as a matter of French law, to have an equity interest in Genset and are now only entitled to receive consideration in the amount of EUR 8.19 per Share and EUR
2.73 per each one-third of a Share represented by an ADS, respectively, that they previously held. ADS holders are also entitled to the Net Proceeds (as disclosed in the U.S. Offer to Purchase), less, in the case of Shares represented by ADSs, any amount payable by the holder thereof to the depositary of the ADR program under the applicable deposit agreement.

         Serono S.A. issued a press release on June 16, 2003 in which it announced the completion of the tender offers and the squeeze-out. A copy of the press release is attached as Exhibit 99(a)(12) to this Amendment and is incorporated herein by reference in its entirety.

         Genset is now a wholly-owned subsidiary of Serono France Holding S.A.


Item 12.  Exhibits.

         Serono S.A. issued a press release today, a copy of which is attached as Exhibit 99(a)(12).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003



                              SERONO S.A.

                              By: /s/ Jacques Theurillat
                                  ----------------------------------------------
                              Name: Jacques Theurillat
                              Title: Director and Deputy Chief Executive Officer


                              SERONO FRANCE HOLDING S.A.

                              By: /s/ Jacques Theurillat
                                  ----------------------------------------------
                              Name: Jacques Theurillat
                              Title: Director


                              SERONO B.V.

                              By: /s/ Jacques Theurillat
                                  ----------------------------------------------
                              Name: Jacques Theurillat
                              Title: Director


                              By: /s/ Paul Wilkinson
                                  ----------------------------------------------
                              Name: Paul Wilkinson
                              Title: Authorized Representative

                                  EXHIBIT INDEX

99(a)(1)     U.S. Offer to Purchase, dated May 15, 2003.                     (*)
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99(a)(2)     Form of ADS Letter of Transmittal.                              (*)
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99(a)(3)     Form of Share Form of Acceptance.                               (*)
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99(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees for Ordinary Shares.               (*)
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99(a)(5)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees for American Depositary Shares.    (*)
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99(a)(6)     Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and other Nominees for
             Ordinary Shares.                                                (*)
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99(a)(7)     Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and other Nominees for
             American Depositary Shares.                                     (*)
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99(a)(8)     Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.                                  (*)
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99(a)(9)     Text of press release issued by Serono S.A. on May 15, 2003.    (*)
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99(a)(10)    Form of summary advertisement, published on May 15, 2003.       (*)
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99(a)(11)    Translation of Genset's 2002 French Financial Statements.       (*)
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99(a)(12)    Text of press release issued by Serono S.A. on June 16, 2003.
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99(b)        Serono B.V. Financing Commitment                                (*)
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99(c)        Included in full in "SPECIAL FACTORS -- Opinion of
             Independent Appraiser" and "SPECIAL FACTORS -- Appraisal of
             the Offers" of the U.S. Offer to Purchase (Exhibit 99(a)(1)).   (*)
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99(d)        Not applicable.
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99(f)        Not applicable.
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99(g)        Not applicable.
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99(h)        Not applicable.
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(*) Previously filed as an Exhibit to the Combined Schedule on May 15, 2003.